SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

(Amendment No. 2)*

Alico, Inc.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

016230 10-4
(CUSIP Number)

With a copy to: Mr. Bruce S. Sherman c/o M4 Capital LLC 5150 Tamiami Trail N., Suite 505 Naples, FL 34103	with a copy to: Nathan E. Assor, Esq. Golenbock Eisemen Assor Bell & Peskoe LLP 437 Madison Avenue – 40th Floor New York, New York 10022 212-907-7333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 2 of 4 Pages

1	NAMEs OF REPORTING PERSON Bruce S. Sherman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES	7	SOLE VOTING POWER 413,040
BENEFICIALLY OWNED BY EACH REPORTING	8	SHARED VOTING POWER -0-
PERSON WITH	9	SOLE DISPOSITIVE POWER 413,040
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 413,040
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.989%
14	TYPE OF REPORTING PERSON*

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 3 of 4 Pages

Item 1.	Security and Issuer

The class of equity securities to which this Amendment No. 2 of the original Statement on Schedule 13D relates is the common stock (the “Common Stock”), of Alico, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is 10070 Daniels Interstate Court, Suite 100, Fort Myers, FL 33913.

Item 2.	Identity and Background.

The Reporting Person is currently holding less than 5% of the Common Stock, and therefore is not required to provide this information.

Item 3.	Source and Amount of Funds and Other Consideration.

The Reporting Person is currently holding less than 5% of the Common Stock, and therefore is not required to provide this information.

Item 4.	Purpose of Transaction

The Reporting Person is currently holding less than 5% of the Common Stock, and therefore is not required to provide this information.

Item 5.	Interest in Securities of the Issuer.

On June 11 2015, the Reporting Person sold 21,960 shares of Common Stock at $49.05 per share, in a market transaction, which reduced his holdings to 413,040 shares of common stock, representing 4.989% of the outstanding shares of Common Stock, as reported on the Quarterly Report of the Company filed on May 11, 2015. There were no other reportable transactions by the Reporting Person in the Common Stock within the prior 60 days to the trade on June 11, 2015. Therefore, the Reporting Person is no longer required to file a Schedule 13D as to the holdings of Common Stock by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is currently holding less than 5% of the Common Stock, and therefore is not required to provide this information.

Item 7.	Material to be Filed as Exhibits.

N/A

SCHEDULE 13D

CUSIP No. 016230 10-4	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: June 19, 2015

/s/ Bruce S. Sherman